NYMAGIC, INC.
919 Third Avenue
New York, New York 10022
July 13, 2010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K for the fiscal year ended December 31, 2009 Definitive Proxy Statement filed April 5, 2010 File Number: 1-11238
To The Members of the Securities and Exchange Commission:
Reference is made to the letter dated June 30, 2010 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) as a result of the Staff’s examination of the above-referenced documents. Please be advised that we intend to file our response to such comments by Thursday, July 29, 2010. Our response will be filed on EDGAR under the form type label CORRESP.
Please do not hesitate to contact me with any questions you may have.

Very truly yours, Thomas J. Iacopelli Chief Financial Officer and Treasurer